Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Mentor Graphics Corporation:

We consent to the use of our reports dated March 18, 2009, with respect to the consolidated balance sheets of Mentor Graphics Corporation and subsidiaries as of January 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended January 31, 2009 and 2008, the month ended January 31, 2007, and the year ended December 31, 2006, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 31, 2009, incorporated herein by reference.

Our report refers to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, effective February 1, 2007.

Portland, Oregon

September 3, 2009